UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is information provided by the Company on April 30, 2014 regarding grants under the Performance Shares Plan 2013-2017 of Luxottica Group S.p.A (the “Company”).

Performance Shares Plan 2014 Grants

On April 29, 2014, the Board of Directors of the Company granted rights under the Performance Shares Plan 2013-2017 (the “Plan”) approved by the stockholders at the Company’s ordinary stockholders meeting held on April 29, 2014. The Plan is reserved for key managers and employees of the Company and its subsidiaries.

The Board of Directors granted a total of 1,205,280 rights to receive ordinary shares of the Company without consideration (the “Units”), at the end of a three-year vesting period and subject to certain conditions determined by the Company’s Board of Directors.  Employees who received awards under the Plan are executives, managers and key employees of the Company with highly strategic roles. They were selected by the Board of Directors based upon the recommendation of the Company’s Human Resources Committee.  Set forth below are the grants of Units made to officers of the Company who are also Company directors:

Name	Position	No. of Units Granted**	Purchase price (if any)	Market price on grant date	Expiration date of the restriction on selling the instruments
Andrea Guerra	Chief Executive Officer and Director	42,000	N.A.	€41.08	N.A.

Enrico Cavatorta	Group Chief Financial Officer, General Manager-Central Corporate Functions and Director	25,200	N.A.	€41.08	N.A.

** Maximum number of Units granted to each beneficiary. The underlying shares that will be assigned without consideration may vary according to whether and the degree to which the EPS target set by the Board of Directors has been achieved.

In accordance with the Performance Shares Plan 2013-2017 Regulations, each Unit gives the right to receive one Luxottica Group ordinary share without consideration at the end of a three-year period, subject to the achievement of certain aggregate Group consolidated EPS targets for the fiscal year period of 2014 through 2016, as determined by the Board of Directors, solely for the purposes of this Plan.  The terms of the Units awarded under the Plan are more fully described in the Board of Directors Report for the April 29, 2014 ordinary meeting of stockholders.  The Board Report and additional information on the Plan are available from the Company’s website at www.luxottica.com.

Based on the official price of Euro 41.08 of the Company’s ordinary shares on the MTA (Milan Stock Exchange) on the date of grant, the estimated cost that the Company expects to incur in connection with the 2014 grants is approximately Euro 49.5 million.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: May 1, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER